News Release	No. 08-161 September 2, 2008

Platinum Group Metals TO INCREASE its INTEREST
IN Project 1 PLATINUM mine FROM 37% TO 74%<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group”) (PTM-TSX; PLG-AMEX) announces that it has agreed to a term sheet with Anglo Platinum Limited (“Anglo Platinum”) and Wesizwe Platinum Limited (“Wesizwe”) to consolidate and rationalize the Western Bushveld Joint Venture (“WBJV”). Under the terms Platinum Group will control 74% of the WBJV Projects 1 and 3 and Wesizwe will control 100% of Project 2 and 26% of Projects 1 and 3. The term sheet is subject to regulatory and other approvals and the completion of definitive agreements.

Anglo Platinum will convert its direct WBJV holdings to shares in Wesizwe (WEZ-JSE) in an empowerment transaction. As a result of the proposed transaction, Platinum Group pays no new cash or shares until up to six months after closing. Projects 1 and 3 will be operated by Platinum Group and Wesizwe will operate their core project.

In the transaction Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. Platinum Group will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of Platinum Group’s interest in Project 2 and R408 million in cash. The cash payment to Wesizwe has been deferred until six months after closing the proposed transaction and will be held in escrow to be applied towards its capital contribution for the Projects 1 and 3.

As a result of the proposed transaction Platinum Group will:

-          Double its attributable planned production from Project 1 from approximately 92,500 ounces platinum, palladium, rhodium and gold (“4E”) per year to 185,000 ounces per annum (based on the Independent definitive Feasibility Study mine plans release July 7, 2008);

-          Double its share of Reserves by 1.63 million ounces “4Es” to 3.26 million ounces;

-          Increase attributable Measured and Indicated Resources by 1.75 million ounces 4E (Reserves are a subset of Resources) to 5.4 million ounces;

-          Increase Inferred Resources by 0.44 million ounces 4E to 2.34 million ounces 4E.

Platinum Group and Wesizwe will work together to maximize the value of the projects in the local communities and the two project teams are looking at engineering synergies for costs savings, power savings and reduced environmental impacts of the projects’ mine plans.

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />R. Michael Jones, President and CEO of Platinum Group said, “We are very pleased with the proposed transaction as it doubles our stake and control of our core platinum project without issuing any shares or cash at this time. The base case in the Feasibility Study on Project 1 was done at US$1,295 per ounce platinum and provided robust returns with a pre-tax IRR of 20% so the next steps are to complete the detailed documentation as quickly as possible for this transaction and arrange an overall project construction financing.”

Michael Solomon, President of Wesizwe said, “The transaction results in Wesizwe holding 100% of our core project as well as having an interest in Projects 1 and 3. Platinum Group Metals Ltd. and our company can now each focus on the capital-raising for our core areas of business. The community stands to benefit both as a shareholder of Wesizwe and in our combined cooperative efforts in training and community development.”

Details of the Transaction

  Wesizwe will purchase Anglo Platinum’s 37% interest in the WBJV, comprised of 37% of Projects 1 and 3 and 18.5% of Project 2 (part of the Wesizwe Frischgewaagd-Ledig main project), for 211,850,125 Wesizwe common shares.

  In a concurrent transaction Platinum Group will purchase the 37% interest in Projects 1 and 3 from Wesizwe for 785.5M Rand (approximately US$100.7M), offset by the sale to Wesizwe of Platinum Group’s 18.5 % of Project 2 for 376.9M Rand (approximately US$48.2M).

  The balance, due by Platinum Group, of 408.6M Rand (approximately US$52.4M) is to be paid by Platinum Group into an escrow account within 6 months of the formal closing of this transaction. The escrow account will then be drawn down to satisfy Wesizwe’s obligations for the capital account of Projects 1 and 3. If the payment for the balance due is not made by Platinum Group then Wesizwe shall be entitled to claw back up to 19% in the Projects.

The basis of valuation for the negotiations was the 10% discount rate NPVs of the Projects with platinum at US$1,199 per ounce for all projects and a Rand-to-Dollar exchange rate set at 8. The project models included the Feasibility Study results for Projects 1 and 2 and preliminary engineering on Project 3. The proposed acquisition by Platinum Group represents US$32.75 per 4E oz of Proven and Probable Reserves and US$29.94 per 4E oz of Measured and Indicated resources.

Platinum Group was advised by RBC Capital Markets, Wesizwe was advised by Qinisele Resources and Anglo Platinum was advised by Rand Merchant Bank.

The settlement of the “equalization payments” currently due to Anglo Platinum under the terms of the WBJV shall be settled by Wesizwe in common shares and by Platinum Group in cash by December 31, 2008. At present, equalization payments due are approximately US$18 million payable by Wesizwe and US$20 million payable by Platinum Group. If Platinum Group does not pay Anglo Platinum by December 31, 2008, Anglo Platinum can elect to provide a 6 month extension with interest. A total make up of approximately US$2.0M is also payable by Platinum Group to Wesizwe for past exploration costs incurred on Project 2.

The transaction is subject to;

  The obtaining of all necessary approvals from the South African Competition authorities under the Competition Act, 1998;
  The obtaining of all required consents of the JSE Limited, TSX and the AMEX and other regulators
  Section 11 transfer of title for the transfer of Anglo Platinum, Platinum Group and Wesizwe rights in terms of the disposal set out in this term sheet to a company or companies nominated by Wesizwe and Platinum Group for purposes of transfers in terms of the Mineral Petroleum Resources Development Act and Ministerial Approval;
  Shareholder approval by Wesizwe;
  South African Reserve Bank approval if required and other regulatory bodies;
  The Parties entering into definitive agreements on the transaction materially on the terms as are set out herein within 60 days of signature of the term sheet.
The parties have agreed to suspend the 90 day deadline for a Decision to Mine under the terms of the WBJV until the transaction is completed or a condition precedent is not able to be fulfilled. Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

Revised Attributable Reserves and Resources in the Proposed Transaction; WBJV Project 1, July 7, 2007 Effective Date – Feasibility Study (filed on SEDAR August 21, 2008). Pending Detailed Agreements and Conditions Precedents – See Cautionary Statements on Resources.

Merensky Reserves Project 1
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
Merensky Proved
6,706,482	5.55	1.198	74%	0.886
Merensky Probable
11,382,035	5.39	1.971	74%	1.459
Total Merensky Mineral Reserves
18,088,517	5.45	3.169	74%	2.345

UG2 Reserves Project1
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
UG2 Proved
4,245,280	3.38	0.461	74%	0.341
UG2 Probable
7,051,016	3.42	0.775	74%	0.574
Total UG2 Mineral Reserves
11,296,296	3.40	1.236	74%	0.915

Proposed Transaction Results Resources – Pending Detailed Agreements and Conditions Precedents – See Cautionary Statements on Resources

Resource		Resource	Tonnes	Grade	Width	Prill Split (4E)				WBJV Ozs	PTM	PTM Ozs
Effective date	Reef	Category	(million)	(4E)	(m)	Pt	Pd	Rh	Au	(millions)	Interest	(millions)
Project 1

07-Jul-08	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
07-Jul-08	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
07-Jul-08	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
07-Jul-08	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
07-Jul-08	MR	Inferred	0.217	7.95	0.93	64%	27%	4%	5%	0.055	74%	0.041
07-Jul-08	UG2	Inferred	2.311	4.47	1.34	63%	26%	10%	1%	0.332	74%	0.246
07-Jul-08	MR	Inferred	1.871	6.48	1.15	64%	27%	4%	5%	0.390	74%	0.289
07-Jul-08	UG2	Inferred	2.973	5.00	1.57	63%	26%	10%	1%	0.478	74%	0.354

Project 3

25-Apr-08	MR	Inferred	4.040	6.26	1.12	64%	27%	4%	5%	0.814	74%	0.602
25-Apr-08	UG2	Inferred	6.129	5.51	1.22	62%	28%	9%	1%	1.086	74%	0.804

Totals Project 1 and 3

	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
	MR	Inferred	6.128	6.39	1.12	64%	27%	4%	5%	1.259	74%	0.932
	UG2	Inferred	11.413	5.17	1.34	63%	26%	10%	1%	1.896	74%	1.403

Totals

Measured and Indicated			40.308	5.58	1.25	64%	27%	7%	2%	7.24	74%	5.358
Inferred			17.541	5.59	1.26	63%	27%	7%	3%	3.155	74%	2.335

C. Muller QP PTM - Platinum Group Metals Ltd.

The Qualified Person, (“QP”) for this press release is R. Michael Jones, P.Eng. He is non-independent as he is the President and a significant shareholder in Platinum Group. He has verified the data by reviewing the Independent QP reports. Resources and Reserves are quoted from published reports by Platinum Group by Charles Muller and Gordon Cunningham Independent Qualified Persons as at the effective dates in the table. (Reports dated April 25, 2008 – filed June 11, 2008 and July 7, 2008 – filed Aug 21, 2008 on www.sedar.com).

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

            R. Michael Jones, President

            or John Foulkes, Manager Corporate Development

            Platinum Group Metals Ltd., Vancouver

            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The following note is mandated under SEC Guidelines:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following note is mandated under SEC Guidelines:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

ANGLO PLATINUM
26.57%
wesizwe
PLATINUM GROUP METALS
100%
100%
100%
Bakubung
Africa Wide
PTM SA
Holdco
100% economic interest in Project 2
26% economic interest in Project 1
74% economic interest in Project 1
100%
100%
Project 2 Co
Project 1 & 3 Co

Wesizwe Frisch Ledig
Core Project
Frischgewaagd-Ledig Complex
Zandrivierspoort
210JQ
Wesizwe
Koedoesfontein
JQ
WBJV
WBJV Project 3
Ledig
909JQ
Wesizwe
Styldrift
90JQ
Frisch
4
Frisch
11
BRPM Styldrift JV
Mimosa
81JQ
Wesizwe
Frischgewaagd
104JQ
Onderstepo
104JQ
WBJV
Project 1
Elandsfonte
102JQ
BRPM
Mine
WBJV Project 1
Boschkoppie
104JQ
100% Wesizwe
100% WBJV
50% Wesizwe/WBJV
Styldrift BRPM JV